EXHIBIT 99.1



DIMON Incorporated   Tel: 434 792 7511
512 Bridge Street
Post Office Box 681
Danville, VA 24543-0681
USA

NEWS RELEASE   Contact: Ritchie L. Bond
                                                     (434) 791-6952

August 26, 2004


DIMON Announces Quarterly Dividend
August 26, 2004 / Danville, Virginia


Danville, VA – The Board of Directors of DIMON Incorporated (NYSE: DMN), at its meeting held August 25, 2004, declared a quarterly dividend of $0.075 per share. The dividend will be payable September 24, 2004, to shareholders of record on September 10, 2004.

DIMON Incorporated is the world's second largest dealer of leaf tobacco with operations in more than 30 countries. For more information on DIMON, visit the Company's website at www.dimon.com.


# # #
